Exhibit 99.1

press release

ArcelorMittal announces the publication of its 2019 annual report

3 March 2020, 22:30 CET

ArcelorMittal has published its annual report for the year ended 31 December 2019. The report has been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and is available on corporate.arcelormittal.com under "Investors > Financial reports > Annual reports".